Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Phone: 312-917-7700

www.nuveen.com

January 24, 2017

VIA EDGAR

Alberto H. Zapata

Senior Counsel

Insured Investments Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Preferred and Income 2022 Term Fund

Registration Statement on Form N-2

File Nos. 333-214066; 811-23198

Dear Mr. Zapata,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Preferred and Income 2022 Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on January 26, 2017 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN PREFERRED AND INCOME 2022 TERM FUND

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Vice President and Secretary